Filed Pursuant to Rule 433

Registration Statement No. 333-222979

Pricing Term Sheet

March 31, 2020

Union Pacific Corporation

$750,000,000 3.250% Notes due 2050 (the “Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P):	Baa1/A-*

Principal Amount:

$750,000,000

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,000,000,000 principal amount of 3.250% notes due 2050 issued January 31, 2020. Upon completion of this offering the aggregate principal amount of notes outstanding will be $1,750,000,000.

Trade Date:	March 31, 2020

Settlement Date:	April 7, 2020 (T+5)**

Maturity Date:	February 5, 2050

Interest Payment Dates:	February 5 and August 5, commencing on August 5, 2020

Coupon:	3.250%

Price to Public:	94.451% of Principal Amount, plus accrued interest from January 31, 2020 to April 7, 2020, totaling $4,536,458.33, and from April 7, 2020, if any

Re-Offer Yield:	3.553%

Benchmark Treasury:	2.375% UST due November 15, 2049

Benchmark Treasury Price/Yield:	124-27+ / 1.353%

Spread to Benchmark Treasury:	+220 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to August 5, 2049, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after August 5, 2049, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	907818 FK9 / US907818FK90

Denominations:	$1,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers	Mizuho Securities USA LLC PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that the Notes will be delivered against payment therefor on or about April 7, 2020, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing or the next two business days should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.